SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 15, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.               Nokia press release dated February 15, 2006:

“Changes in the Nokia Group Executive Board”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

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PRESS RELEASE

February 15, 2006

Changes in the Nokia Group Executive Board

• Niklas Savander appointed Executive Vice President, Technology Platforms and a member of the Group Executive Board

• Tero Ojanperä, Executive Vice President and Chief Strategy Officer, takes on additional responsibility for technology strategy

• Pertti Korhonen appointed CEO at Elektrobit Group Oy and resigns from Nokia

Espoo, Finland - Nokia today announced that Niklas Savander, 43, has been appointed Executive Vice President, Technology Platforms and a member of the Nokia Group Executive Board as of April 1, 2006. Mr. Savander is currently in charge of the Mobile Devices Business Unit in Nokia Enterprise Solutions. Prior to this role, Savander held various senior strategy, sales, marketing and general management positions covering both the device and the networks businesses. Savander joined Nokia in 1997.

Commenting on his new responsibilities Niklas Savander said: “Technology Platforms is at the core of ensuring Nokia’s continued product and technology leadership. Building on the good work to date will enable us to extend our leading position in the mobile industry. We have a strong team in place and I look forward to taking on this exciting leadership challenge.”

Tero Ojanperä, in addition to his current role as Executive Vice President and Chief Strategy Officer as well as a member of the Group Executive Board, will assume the responsibility for Nokia’s technology strategy as of April 1, 2006. “There are natural synergies to be gained by more closely aligning our corporate and technology strategy work. I believe combining the two roles will help to drive our strategies forward and effectively meet the needs of our customers,” said Tero Ojanperä.

Pertti Korhonen, Chief Technology Officer and Executive Vice President, Technology Platforms, and a member of the Group Executive Board, has accepted a position with Elektrobit Group Oyj. He will resign from Nokia and leave his current duties, including Group Executive Board membership, as of April 1, 2006. “I have been with Nokia for almost 20 years and have had the privilege of participating in the unique international growth and success of the company. While decisions of this nature are never easy, I’ve decided this is the right time to begin the next chapter in my career and I’m pleased this is with another exciting Finnish company, Elektrobit Group Oyj,” commented Pertti Korhonen.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share and prices, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry and the new market segments in which we have recently invested; 2) price erosion and

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cost management; 3) timing and success of the introduction and roll-out of new products and solutions; 4) competitiveness of our product portfolio; 5) our failure to identify key market trends and to respond timely and successfully to the needs of our customers; 6) the impact of changes in technology and the success of our product and solution development; 7) the intensity of competition in the mobility industry and changes in the competitive landscape; 8) our ability to control the variety of factors affecting our ability to reach our targets and give accurate forecasts; 9) the availability of new products and services by network operators and other market participants; 10) general economic conditions globally and in our most important markets; 11) our success in maintaining efficient manufacturing and logistics as well as the high quality of our products and solutions; 12) inventory management risks and ramping up or down production at our facilities, which result from shifts in market demand; 13) our ability to source quality components without interruption and at acceptable prices; 14) our success in collaboration arrangements relating to technologies, software or new products and solutions; 15) the success, financial condition, and performance of our collaboration partners, suppliers and customers; 16) any disruption to information technology systems and networks that our operations rely on; 17) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions at commercially acceptable terms and without infringing any protected intellectual property rights; 18) our ability to recruit, retain and develop appropriately skilled employees; 19) developments under large, multi-year contracts or in relation to major customers; 20) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the UK pound sterling and the Japanese yen; 21) the management of our customer financing exposure; and 22) the impact of changes in government policies, laws or regulations; as well as 23) the risk factors specified on pages 12-22 of the company’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.”

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900 or +358 7180 34495

Email: press.office@nokia.com

www.nokia.com

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